UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21 )*

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Charles F. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		26,730,002

Shares	8	Shared Voting Power
Beneficially
Owned By		1,189,350

Each	9	Sole Dispositive Power
Reporting
Person		26,730,002

With	10	Shared Dispositive Power

		1,189,350

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	27,919,352

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	10.9%

14	Type of Reporting Person

	IN
* Excludes 37,524,617 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”),    issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share    (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This    report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Helen A. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned By		27,919,352

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		27,919,352

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	27,919,352

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	10.9%

14	Type of Reporting Person

	IN
* Excludes 37,524,617 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock    held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an    admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person James L. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		1,194,592

Shares	8	Shared Voting Power
Beneficially
Owned By		32,153

Each	9	Sole Dispositive Power
Reporting
Person		1,194,592

With	10	Shared Dispositive Power

		32,153

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,226,745

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	0.5%

14	Type of Reporting Person

	IN
* Excludes 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock    held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an    admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Thomas C. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		122,668

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		122,668

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	122,668

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	0.05%

14	Type of Reporting Person

	IN
* Excludes 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock    held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an    admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Patrick F. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		119,834

Shares	8	Shared Voting Power
Beneficially
Owned By		1,228

Each	9	Sole Dispositive Power
Reporting
Person		119,834

With	10	Shared Dispositive Power

		1,228

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	121,062

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	0.05%

14	Type of Reporting Person

	IN
* Excludes 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock    held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an    admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person

Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		188,262

Shares	8	Shared Voting Power
Beneficially
Owned By		30,938,630

Each	9	Sole Dispositive Power
Reporting
Person		188,262

With	10	Shared Dispositive Power

		30,938,630

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	31,126,892

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	11.9%

14	Type of Reporting Person

	IN
* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 33,230,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Marianne Dolan Weber I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		21,019

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		21,019

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	21,019

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	0.009%

14	Type of Reporting Person

	IN
* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Deborah A. Dolan-Sweeney I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		6,381

Shares	8	Shared Voting Power
Beneficially
Owned By		87,399

Each	9	Sole Dispositive Power
Reporting
Person		6,381

With	10	Shared Dispositive Power

		87,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	93,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	0.04%

14	Type of Reporting Person

	IN
* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned By		7,809,110

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		7,809,110

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,809,110

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	3.3%

14	Type of Reporting Person

	IN
* Excludes 55,775,652 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		1,217,909

Shares	8	Shared Voting Power
Beneficially
Owned By		7,831,110

Each	9	Sole Dispositive Power
Reporting
Person		1,217,909

With	10	Shared Dispositive Power

		7,831,110

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	9,049,019

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	3.8%

14	Type of Reporting Person

	IN
* Excludes 55,775,652 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto. David M. Dolan disclaims beneficial ownership of these shares of Class A Common Stock and Class B Common Stock and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person

Paul J. Dolan, as a Trustee of the Dolan
Descendants Trust, the Dolan
Grandchildren Trust, the Dolan Spouse
Trust, the Dolan Progeny Trust, the
D.C. Kathleen Trust, the D.C. James
Trust, the CFD Trust No. 1 and the CFD
Trust No. 6

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		461,006

Shares	8	Shared Voting Power
Beneficially
Owned By		15,728,115

Each	9	Sole Dispositive Power
Reporting
Person		461,006

With	10	Shared Dispositive Power

		15,728,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	16,189,121

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	6.6%

14	Type of Reporting Person

	IN
* Excludes the 47,902,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person

Matthew J. Dolan, as a Trustee of the
D.C. Marianne Trust, the D.C. Thomas
Trust, the CFD Trust No. 3 and the CFD
Trust No. 5

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		3,850

Shares	8	Shared Voting Power
Beneficially
Owned By		7,622,045

Each	9	Sole Dispositive Power
Reporting
Person		3,850

With	10	Shared Dispositive Power

		7,622,045

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,625,895

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	3.2%

14	Type of Reporting Person

	IN
*  Excludes 55,994,634 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO.	12686C-10-9

1	Name of Reporting Person

Mary S. Dolan, as a Trustee of the
D.C. Deborah Trust, the D.C. Patrick
Trust, the CFD Trust No. 2 and the
CFD Trust No. 4

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds

	00 - See Item 3 of Statement

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	U.S.A.

	7	Sole Voting Power

Number of		6,750

Shares	8	Shared Voting Power
Beneficially
Owned By		7,626,736

Each	9	Sole Dispositive Power
Reporting
Person		6,750

With	10	Shared Dispositive Power

		7,626,736

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,633,486

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13	Percent of Class Represented by Amount in Row (11)

	3.2%

14	Type of Reporting Person

	IN
*   Excludes 56,045,689 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

Amendment No. 21 to Schedule 13D
              This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group with the Dolan Descendants Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively with the Dolan Grandchildren Trust, the “Family Trusts”) and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (collectively, the “Group Members”).
              The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, and Amendment No. 20 filed on May 3, 2007, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 21.
Item 4 Purpose of Transaction
The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:
“On November 7, 2007, Parent, MergerCo and the Issuer mutually terminated the Merger Agreement, the Exchange Agreement, the Voting Agreement and the Guarantee and released any claims they may have under any of the foregoing agreements.
The Group Members intend to continuously review their investment in the Issuer, the Issuer’s business affairs, and general industry and economic conditions. Based on such review, the Group Members may determine to (i) increase their ownership of Class A Common Stock, (ii) approve an extraordinary corporate transaction with regard to the Issuer or (iii) take certain other actions which could involve one or more of the types of transactions or have one or more of the results described in Items 4(a) through (j) of Schedule 13D.”
Item 5 Interest in Securities of the Issuer
The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of

70,190,409 shares of Class A Common Stock as a result of their beneficial ownership of (i) 6,924,733 shares of Class A Common Stock (including 556,300 shares of restricted stock, 6,638 restricted stock units and options to purchase 1,250,242 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.9% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 27,919,352 shares of Class A Common Stock, including (i) 1,538,093 shares of Class A Common Stock (including 208,000 shares of restricted stock), (ii) options to purchase 641,200 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 989,943 shares of Class A Common Stock (including 140,743 shares of Class A Common Stock owned of record personally, 208,000 shares of restricted stock owned of record personally and options to purchase 641,200 shares of Class A Common Stock that are exercisable within sixty days of this filing, owned of record personally) owned of record personally, and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 27,919,352 shares of Class A Common Stock, including (i) 1,538,093 shares of Class A Common Stock (including 208,000 shares of restricted stock), (ii) options to purchase 641,200 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 989,943 shares of Class A Common Stock (including 140,743 shares of Class A Common Stock, 208,000 shares of restricted stock and options to purchase 641,200 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record by Charles F. Dolan personally, and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 1,226,745 shares of Class A Common Stock, including (i) 686,012 shares of Class A Common Stock (including 320,100 shares of restricted stock) and (ii) options to purchase 540,733 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,194,592 shares of Class A Common Stock (including 356,026 shares of Class A Common Stock owned of record personally, 309,500 shares of restricted stock owned of record personally and options to purchase 529,066 shares of Class A Common Stock that are exercisable within sixty days of this filing, owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 32,153 shares of Class A Common Stock (including 10,600 shares of restricted stock and options to purchase 11,667 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by his spouse and 159 shares of Class A Common Stock owned of record by a member of his household. He disclaims beneficial ownership of 159 shares of Class A Common Stock owned of record by a member of his household and 31,994 shares of Class A Common Stock (including 10,600 shares of restricted stock and options to purchase 11,667 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Thomas C. Dolan may be deemed to beneficially own 122,668 shares of Class A Common Stock. This amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 122,668 shares of Class A Common Stock.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 121,062 shares of Class A Common Stock, including (i) 90,818 shares of Class A Common Stock (including 14,100 shares of restricted stock) and (ii) options to purchase 30,244 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 119,834 shares of Class A Common Stock (including 75,490 shares of Class A Common Stock owned of record personally, 14,100 shares of restricted stock and options to purchase 30,244 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 31,126,892 shares of Class A Common Stock, including (i) 1,091,299 shares of Class A Common Stock and (ii) 30,035,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 — 6 and 29,853,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 — 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 — 6 and 30,035,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 — 6, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 21,019 shares of Class A Common Stock, including (i) 13,019 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 6,638 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.009% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 21,019 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 6,638 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing).
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 93,780 shares of Class A Common Stock, including (i) 63,715 shares of Class A Common Stock (including 14,100 shares of restricted stock) and (ii) options to purchase 30,065 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.04% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 87,399 shares of Class A Common Stock (including 14,100 shares of restricted stock and options to purchase 30,065 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse. She disclaims beneficial ownership of the 87,399 shares of Class A Common Stock (including 14,100 shares of restricted stock and options to purchase 30,065 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,809,110 shares of Class A Common Stock, including (i) 319,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,809,110 shares of Class A Common Stock, including 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 9,049,019 shares of Class A Common Stock, including (i) 1,558,995 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,217,909 shares of Class A Common Stock, including 21,086 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,831,110 shares of Class A Common Stock, including 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 16,189,121 shares of Class A Common Stock, including (i) 826,438 shares of Class A Common Stock, and (ii) 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children and 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 15,728,115 shares of Class A Common Stock, including 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas

Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
(c) Since the most recent Amendment to the Schedule 13D filed on May 3, 2007, the following transactions in the Issuer’s Securities have been effected by Group Members:
On May 10, 2007, David M. Dolan, as Trustee of the David M. Dolan Revocable Trust disposed of 650 shares of Class A Common Stock through a gift to a single recipient.
On May 29, 2007, Kathleen M. Dolan, as Trustee of the Marissa Waller 1989 Trust, converted 60,627 shares of Class B Common Stock held by the Marissa Waller 1989 Trust to 60,627 shares of Class A Common Stock and the Marissa Waller 1989 Trust withdrew from the Class B Stockholders Agreement.
On May 30, 2007, Kathleen M. Dolan, as Trustee of the Marissa Waller 1989 Trust, sold 60,627 shares of Class A Common Stock on the open market for a sale price of $35.9026 per share.
On June 14, 2007, Marianne Dolan Weber received a compensatory grant from the Issuer of 3,075 restricted stock units of Class A Common Stock.
On June 25, 2007, Charles F. Dolan exercised his tax withholding rights with respect to the vesting of 250,000 restricted shares of Class A Common Stock. As a result, 109,932 shares, valued at $35.60 (the average high and low price of a share of Class A Common Stock on June 25, 2007) per share of Class A Common Stock, were withheld for the payment of taxes and 140,068 shares of Class A Common Stock were transferred to his name.
On June 25, 2007, James L. Dolan exercised his tax withholding rights with respect to the vesting of 250,000 restricted shares of Class A Common Stock. As a result, 109,932 shares, valued at $35.60 (the average high and low price of a share of Class A Common Stock on June 25, 2007) per share of Class A Common Stock, were withheld for the payment of taxes and 140,068 shares of Class A Common Stock were transferred to his name.
On June 25, 2007, Deborah Dolan Sweeney’s spouse exercised his tax withholding rights with respect to the vesting of 34,053 restricted shares of Class A Common Stock. As a result, 14,974 shares, valued at $35.60 (the average high and low price of a share of Class A Common Stock on June 25, 2007) per share of Class A Common Stock, were withheld for the payment of taxes and 19,079 shares of Class A Common Stock were transferred to his name. Deborah Dolan Sweeney may be deemed to have shared voting and dispositive power over the securities held by her spouse. She disclaims beneficial ownership of the securities owned of record by her spouse and this report shall not be deemed to be an admission that she is the beneficial owner of such securities.
On September 5, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift to multiple recipients.
On October 4, 2007, Charles F. Dolan converted 1,000 shares of Class B Common Stock into 1,000 shares of Class A Common Stock and disposed of 1,000 shares of Class A Common Stock through a gift to multiple recipients.
On October 19, 2007, Lawrence J. Dolan and his spouse disposed of 25,000 shares of Class A Common Stock through a gift to a charitable recipient.
Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:

Exhibit A:	Trustee and Beneficiary List

Exhibit B.5:	Joint Filing Agreement.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 7, 2007

CHARLES F. DOLAN
By:	*

HELEN A. DOLAN
By:	*

JAMES L. DOLAN
By:	/s/ James L. Dolan

THOMAS C. DOLAN
By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN
By:	*

KATHLEEN M. DOLAN, individually and as a
Trustee for Dolan Grandchildren Trust, the DC
James Trust, the DC Thomas Trust, the DC
Patrick Trust, the DC Kathleen Trust, the DC
Marianne Trust, the DC Deborah Trust, the CFD
Trust No. 1, the CFD Trust No. 2, the CFD Trust
No. 3, the CFD Trust No. 4, the CFD Trust No. 5
and the CFD Trust No. 6, and as Trustee of the
Charles Dolan 1989 Trust, the Ryan Dolan 1989
Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER
By:	*

DEBORAH A. DOLAN-SWEENEY
By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust
By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust
By:	*

PAUL J. DOLAN, as a Trustee of the Dolan Grandchildren Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6
By:	*

MATTHEW J. DOLAN, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5
By:	*

MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4
By:	*

* By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact